April 28, 2026

Daniel P. Amos
Chief Executive Officer
Aflac Incorporated
1932 Wynnton Road
Columbus, GA 31999

       Re: Aflac Incorporated
           Registration Statement on Form S-3
           Filed April 23, 2026
           File No. 333-295257
Dear Daniel P. Amos:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Madeleine Joy Mateo at 202-551-3465 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance
cc:    Dwight Yoo, Esq.